



16th century

18th century

Early 20th century

1930s – 1940s

1950s

1960s

1970s

1980s

1990s

2000s & onward

The handbag industry went **without innovation** for centuries.

Meanwhile, women have been meme-level annoyed with them.


THE ARCHAEOLOGY OF A PURSE
TOP LAYER OF OLD RECEIPTS & TISSUES
MEZOZOIC LIPBALM
CALCIFIED MINT SEDIMENT
FOSSILISED TAMPONS
ANCIENT COOKIE CRUMB DEPOSITS
CAR KEYS - BELIEVED TO DATE FROM PALEOZOIC ERA.
COULD BE THE LOST CITY OF ATLANTIS, FOR ALL WE KNOW...
FOUR eyes BY GEMMA CORRELL 2014
VIA FUNNYMEME.COM

Until the Sash Bag exploded onto the scene!

Over 150,000 Units Sold











evamarcille
Liked by sashbag and 29,698 others
evamarcille Today's meeting went well with #Evine
some fabulous stuff on the way with the home colle
#EvaMarcille #EvaMarcilleHomeCollection #Home
#HomeDecor #RHOA #Fashion
gotogirlfriend
1,225 likes
gotogirlfriend It's #GIVEAWAY time tonight on @extra
with @tanikaray! Tune in for your chance to win these
Weekend Getaway Must-Haves: @sashbag
@katvondbeauty @impressmanicure! #extratv #beaut
#fashion #extraextra
garcelle
Liked by vanessaellewilde and 12,565 others
garcelle Casual Tuesday 💙
View all 197 comments
essence_says 💙💙💙
vanessaellewilde Great bag!! Looks so good on you 🔥
charity.grace
24,408 likes
charity.grace I think everyone may assume that I dress city
like myself but the truth is I'm just lucky they make adult
sizes in all her favorites 😂👌🏼... more
veenacrownholm
Santa Monica Boardwalk
Liked by sashbag and 2,654 others
veenacrownholm Lazy Saturdaze ☀️🐬🌈💕
.
#wellnesswithveena... more

Introducing Sash...

The handbag deconstructed.



Easy adjustable strap to accomodate different heights

Rear pockets with zipper to keep important items safe and secure

Built-In Wallet for your credit cards & cash

Large front pockets for quick & easy access

Unique design keeps essential items close to your body, without bulking

A patented, ergonomic, 10-pocket design.

The history of Sash







2013

- Set up manufacturing
- Small production runs
- Attended industry tradeshows

Revenue: $129K

2014

- Launched market and festival strategy (direct to consumer)

Revenue: $352K

2015

- Continued market and festival strategy (direct to consumer)

Revenue: $305K

The history of Sash


Campaign
FAQ
Updates
Comments
Community
PLAY
Sash Bags: The Anti-Purse
$81,737
pledged of $29,000 goal
738
backers
San Diego, CA
Product Design




Campaign
FAQ
Updates
Comments
Community
sash EXPANDABLE
Funded
minutes!
PLAY
Expandable Sash Bags: The Anti-Purse just got extra!
$1,019,486
pledged of $29,000 goal
4,914
San Diego, CA
Product Design

2016

- 1st Kickstarter campaign
- Raised $81K on KS
- Expanded production
- Launched online marketing

Revenue: $1.2M

2017

- Facebook marketing
- Public relations
- Pre-order strategy
- Created Sash VIP group

Revenue: $2.8M

2018

- 2nd Kickstarter campaign
- Raised $1.2M on KS
- Expanded product line
- Started live sales

Revenue: $3M

The history of Sash





SOLD OUT



2019

- Live sale revenue reaches nearly $1M
- Launched wholesale program
- Launched affiliate program

Revenue: $3.3M

2020

- Factory shutdown due to COVID
- Slow factory ramp-up
- No new inventory in 2020
- Pre-order sales only

Revenue: $2M

2021-22

- Factory at 95% capacity
- Raise $1M in cash
- Set up rolling monthly production
- Live sales + FB marketing
- Re-launch wholesale
- Grow affiliate program









Our Sash Community









Database

- 119,424 contacts
- 54,445 subscribers
- 36% email open rate

Social

- 68,264 FB followers
- 13,892 IG followers
- Daily reach: 19,833

VIP Group

- 7,628 members
- 75.6% engagement

Membership

- 88 members
- Cost: $500-$1,000 annually

We surveyed

500 customers...

How many bags do they own?

- 17.2% owned just one bag
- 29.4% owned 2 or 3
- 17.4% owned more than 5
- 3.7% owned **more than 20**

Do they want more?

- 42.9% said "Yes"
- 47.8% said "If something catches my eye"
- Only 3% said "No"



A real customer's collection

The challenge

- Our revenue is directly tied to our inventory levels
- Our inventory has to be paid for up front
- The cashflow has limited our revenue potential

Monthly Website Revenue:



The opportunity

- Raise $1M to create Letter of Credit
- Even out cash flow
- Begin rolling monthly production to maintain healthy inventory levels
- Meet the demand of our customers and would-be customers who see "pre-order" and "sold out" messages on our website now




About The Founder — Nichole MacDonald



- 20 years experince in marketing
- 18 years experience in product development
- Entrepreneur for 13 years
- Trailblazer Award from National Association of Women Business Owners
- Resilience Award from National Association of Women Business Owners
- 2018 Person of the Year: City Beat Magazine
- Proud mom of two





